EXHIBIT A

SCHEDULE A

FEE:

The Investment Company, on behalf of each Fund, agrees to pay FTIS for its services the following fee, to be calculated monthly and paid monthly, as follows:

(i) for all classes of shares, other than Class R6 shares, if any, that portion of the Total FTIS Payment (as defined below) equal to the sum of (A) [Total FTIS Payment x 0.50] x [such Classes’ prior month average daily net assets divided by the average daily net assets for all FT Funds (as defined below)] for the prior month; and (B) [Total FTIS Payment x 0.50] x [the total number of Transactions (as defined below) for such Classes for the prior month divided by the total number of Transactions for the FT Funds for the prior month]; and

(ii) for Class R6 shares, if any, that portion of the Total FTIS Payment equal to the sum of (A) [Total FTIS Payment x 0.50] x [such Class R6’s prior month average daily net assets divided by the average daily net assets for all FT Funds for the prior month]; and (B) [Total FTIS Payment x 0.50] x [the total number of Transactions for Class R6 for the prior month divided by the total number of Transactions for the FT Funds for the prior month].1

For purposes of the above fee calculations:

Total FTIS Payment = [Total FTIS Expenses divided by 91%] minus All Other FTIS Revenue

Total FTIS Expenses = the sum of FTIS’s actual expenses incurred for providing transfer agency services to the FT Funds for the current month including (i) compensation and benefits for FTIS employees; (ii) technology; (iii) fees paid to FIS as sub-transfer agent for the FT Funds (as may be adjusted by any credits provided by FIS); (iv) FTIS’ out-of-pocket expenses including those covered by Schedule B; and (v) other expenses reasonably incurred by FTIS in providing services to the Investment Company under this Agreement to the extent not otherwise addressed by this Agreement.

All Other FTIS Revenue = the sum of the retirement maintenance fees on Franklin Templeton

1The proposed transfer agent fee schedule is not intended to apply to the funds within Franklin Templeton Variable Insurance Products Trust, Franklin Floating Rate Master Trust, The Money Market Portfolios or Institutional Fiduciary Trust or the Franklin Emerging Market Core Equity (IU) Fund, Franklin International Core Equity (IU) Fund and the Franklin U.S. Core Equity (IU) Fund of Franklin Fund Allocator Series that do not currently pay transfer agent fees (together, the “Nonpaying FT Funds”). Such funds will continue to be charged no transfer agency fees as is currently the case under their current transfer agent fee schedules, although they will continue to reimburse out-of-pocket expenses.

accounts, out-of-pocket revenue, other revenue and transfer agent fee waivers for FT Funds but excludes the revenue earned by FTIS under this Agreement.

FT Funds means the Franklin, Templeton and New Jersey/Alternative Strategies open-end registered investment companies excluding the Nonpaying FT Funds and any exchange traded funds.

Transactions means the following transactions:

• Share purchases;

• Share redemptions;

• Fund liquidations;

• Dividends;

• Wire order purchases and redemptions (placement and confirmations);

• Exchanges;

• Account maintenance such as address changes;

• Transfers; and

• Account opening.

For transactions within the 529 portfolios, FTIS will allocate the fee on a pro-rata basis to the underlying Funds based on the 529 portfolio's holdings in such Funds.